Exhibit 1

Letter of Intent

Between:

AMFIL Technologies, Inc. herein referred to as (AMFIL) and Antibacterial Cleaning Treatment Services Inc. herein referred to as (A.C.T.S. Inc.)

This letter agreement outlines the basis on which AMFIL agrees to enter into a JOINT VENTURE agreement to acquire a 50% shared ownership with A.C.T.S. Inc. of mPact -GROzone Antimicrobial Systems and the exclusive right of representation to perform with A.C.T.S. Inc. as a Systems and Service Provider to any Medical Marijuana Industry and legal marijuana grow/process establishments or organizations in North America and globally that is amenable to the use of the Systems and Service of mPact -GROzone Antimicrobial Systems using A.C.T.S. Inc.’s trade- marked and proprietary products and systems as per our outline in the proposed transaction as follows:

1.    CONSIDERATION

IN CONSIDERATION OF and as a condition of AMFIL & A.C.T.S. Inc. entering into a proposed Definitive Joint Venture Agreement and other valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the parties to this LOI agree as follows:

The consideration payable by AMFIL for the acquisition of a 50% shared ownership with A.C.T.S. Inc. of mPact -GROzone Antimicrobial Systems and  the exclusive right of representation to perform with A.C.T.S. Inc. as a Systems and Service Provider to any Medical Marijuana Industry and legal marijuana grow/process establishments or organizations in North America and globally that is amenable to the use of the Systems and Service of mPact -GROzone Antimicrobial Systems using A.C.T.S. Inc.’s trade- marked and propriety products and systems

Amfil shall co-ordinate and is responsible for the acquisition of an initial investment funding of approximately  $1,000,000 (USD) into the proposed JVA over an approximate 15 month period from the initiation of the JVA.

2.    CONDITIONS OF SALE

The obligations of the parties to complete the transaction set out herein will be subject to customary closing conditions and in addition will be subject to the following conditions:

a)

AMFIL & A.C.T.S. Inc. will have negotiated in good faith, entered into and delivered a definitive joint venture agreement (the “Definitive J.V. Agreement”), consistent with the terms and conditions set out in this letter agreement and otherwise on mutually acceptable terms and conditions.  For greater certainty, it is understood and agreed that, AC.T.S. Inc. grants to Amfil the exclusive right to use the trademarks, trade names, process names, and/or equipment names, if any of A.C.T.S. systems related   specifically to the mPact - GROzone Antimicrobial Systems in the Systems and Service Provision promotion thereof directly related to the Medical Marijuana Industry and legal marijuana grow/process facilities across North America and globally.

b)	AMFIL will be satisfied, in its sole discretion, with the results of its Due Diligence Review (as such term is hereinafter defined);

c)

AMFIL will be satisfied, in its sole discretion, that the exclusive 50% shared ownership with A.C.T.S. Inc. of mPact -GROzone Antimicrobial Systems and exclusive rights of representation to perform with A.C.T.S. Inc. as a Systems and Service Provider to any Medical Marijuana Industry and legal marijuana grow/process establishments or organisations in North America and globally that is amenable to the use of the Systems and Service of mPact -GROzone Antimicrobial Systems using A.C.T.S. Inc.’s trade- marked and proprietary products and systems are not encumbered in any manner and A.C.T.S. Inc. has not granted any rights as per this clause 2.b to any other parties; and

d)	The parties will have received all required regulatory consents and approvals required in connection with the transaction set out herein.

3.    DUE DILIGENCE

During the thirty (30) business day period following the date of this letter agreement (the “Term”) AMFIL will be entitled to conduct a due diligence review in relation to the above clause 2.b (the “Due Diligence Review”).  If AMFIL is not satisfied, in its sole discretion with its Due Diligence Review, it may terminate this Letter Agreement with no further liability.

4.    DEFINITIVE J.V. AGREEMENT

Following the execution of this letter agreement, AMFIL & A.C.T.S. Inc., will negotiate in good faith and use their best efforts to settle the form of and enter into the Definitive J.V. Agreement.  This letter agreement shall terminate and be of no further force or effect if AMFIL & A.C.T.S. Inc. has not entered into the Definitive J.V. Agreement prior to the expiry of the Term, unless such date is otherwise extended by the mutual agreement of the parties.

5.    EXCLUSIVITY

During the Term:

(a) A.C.T.S. Inc. will immediately notify AMFIL of any offers, discussions or negotiations with any third party with respect to any transaction relating to the sale, transfer or reassignment of any of A.C.T.S. Inc’s business activities that effect the exclusive rights of representation as outlined in this letter agreement (an “Alternative Transaction”); A.C.T.S. Inc. will provide all pertinent information to AMFIL related to this LOI.
(b) If A.C.T.S. Inc. is approached in respect of any Alternative Transaction, A.C.T.S. Inc.  will immediately notify AMFIL of such event; and

(c) A.C.T.S. Inc. will not assign, transfer and/or encumber the exclusive rights of representation as outlined in this letter agreement to any third party without immediate notification to AMFIL.  (d) A.C.T.S. Inc. will diligently and in good faith work to secure, on its part, to ensure the acquisition of the exclusive rights of representation as outlined in this letter agreement on behalf of AMFIL if any offers, discussions or negotiations with any third party with respect to any transaction relating to the sale, transfer or reassignment of any of A.C.T.S. Inc’s business activities.

6.     GENERAL

(a)

Each of the parties hereto will use all reasonable commercial efforts to do all necessary things and take all necessary actions to advance and consummate the transactions contemplated by this letter agreement and will co-operate in good faith in respect of all such matters.

(b)	This letter agreement may, at any time and from time to time, be amended only by written agreement of the parties.

(c)	None of the parties may assign this letter agreement or its rights or obligations under this letter agreement without the prior written consent of the other party.

(d)	This letter agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings with respect thereto.

(e)

This letter agreement may be executed in counterpart with the same effect as if the parties had signed the same document, and all counterparts will be construed together and constitute one and the same instrument.

(f)

Except for the provisions under the heading “Definitive J.V. Agreement” and “Exclusivity”, which provisions are binding upon and enforceable against the parties hereto, this letter agreement is a non-binding letter of intent.

This letter of Intent has been agreed upon and signed in good faith by all parties.

Dated this 8th day of April, 2014.

Read, Agreed & Understood	Read, Agreed & Understood
For A.C.T.S. Inc.	For AMFIL Technologies, Inc.

Ambrose Fillis - President	Roger Mortimer - President